Exhibit 2.1

SECURITIES EXCHANGE AGREEMENT

THIS AGREEMENT is dated as of the 18th day of March, 2025.

AMONG:

EXXEL PHARMA INC., a company existing under the laws of the Province of British Columbia

(the “Company”)

AND:

EACH OF THE SECURITY HOLDERS OF THE COMPANY INCORPORATED AS PARTIES TO THIS AGREEMENT BY THEIR CONSENT AND JOINDER

(collectively, the “Vendors”)

AND:

ASPIRE BIOSCIENCE, INC., a company existing under the laws of the State of Colorado

(the “Recipient”)

WHEREAS:

A. The Vendors are the registered and beneficial owners of one-hundred percent (100%) of the right, title and interest in and to the Vendors Shares (as hereafter defined), the Vendors Options (as hereafter defined) and the Vendors Warrants (as hereafter defined) which in the aggregate represent all of the issued and outstanding Company Shares (as hereafter defined), Company Options (as hereafter defined) and Company Warrants (as hereafter defined); and

B. The Vendors have agreed to transfer to the Recipient one-hundred percent (100%) right, title and interest in and to all of the Vendors Shares, the Vendors Options and the Vendors Warrants, in exchange for the Consideration Shares (as hereafter defined), the Consideration Options (as hereafter defined) and the Consideration Warrants (as hereafter defined), pursuant to the terms and conditions of this Agreement;

THEREFORE this Agreement witnesses that in consideration of the premises and mutual covenants contained herein, payment by each party hereto to the others of $10.00 and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each party hereto, the parties agree as follows:

1. Definitions and Interpretation

1.1 In this Agreement and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)	“Adverse Interests” means any lien, charge, mortgage, hypothec, pledge, assignment, option, lease, sublease, right to possession, or other security interest, encumbrance or adverse right, restriction or interest of any nature or kind.

(b)	“Applicable Law” means:

(i)	any domestic or foreign statute, law (including common and civil law), code, ordinance, rule, regulation, restriction or bylaw; or

(ii)	any judgment, order, ruling, decision, writ, decree, injunction or award,

of any governmental entity, statutory body or self-regulatory authority (including a stock exchange), to the extent that the same is legally binding on the person referred to in the context in which the term is used.

(c)	“Closing” means the completion of the exchange of all of the Vendors Shares, the Vendors Options and the Vendors Warrants and the other transactions contemplated in this Agreement, in accordance with the terms and conditions of this Agreement.

(d)	“Closing Date” means the date on which the Closing occurs.

(e)	“Company” means Exxel Pharma Inc., a corporation incorporated under the laws of the Province of British Columbia.

(f)	“Company Shares” means the common shares in the capital of the Company, as presently constituted.

(g)	“Company Options” means the incentive stock options of the Company issued to certain directors, officers and consultants of the Company in consideration of services provided to the Company, each entitling the holder to acquire one (1) Company Share under certain terms and conditions.

(h)	“Company Warrants” means the share purchase warrants of the Company, each entitling the holder to acquire one (1) Company Share under certain terms and conditions.

(i)	“Consideration Shares” means the Recipient Shares issued in consideration for the Vendors Shares, pursuant to the terms of this Agreement, in an amount equivalent to the number of Vendors Shares outstanding on Closing adjusted for the Exchange Ratio.

(j)	“Consideration Options” means the incentive stock options of the Recipient, issued in consideration for the Vendors Options, pursuant to the terms of this Agreement, each entitling the holder to acquire Recipient Shares on substantially the same terms as the Company Options, in an amount equivalent to the number of Vendors Options outstanding on Closing, and at a price, adjusted for the Exchange Ratio.

(k)	“Consideration Warrants” means the share purchase warrants of the Recipient, issued in consideration for the Vendors Warrants, pursuant to the terms of this Agreement, each entitling the holder to acquire Recipient Shares on substantially the same terms as the Company Warrants, in an amount equivalent to the number of Vendors Warrants outstanding on Closing, and at a price, adjusted for the Exchange Ratio.

(l)	“Exchange Ratio” means a ratio determined by the mutual agreement of the Company and the Recipient, pursuant to which the number of Consideration Shares, Consideration Options and Consideration Warrants which will be issued by the Recipient in exchange for the outstanding Vendors Shares, Vendors Options and Vendors Warrants will be determined.

(m)	“Joinder Agreements” means the agreements executed by each of the Vendors consenting to the transactions contemplated by this Agreement and agreeing to be bound by this Agreement as though they were original parties to this Agreement.

(n)	“Recipient” means Aspire Bioscience, Inc., a corporation existing under the laws of the State of Colorado.

(o)	“Recipient Shares” means the common stock in the capital of the Recipient, as presently constituted.

(p)	“Survival Period” has the meaning set out in section 3.2 hereof.

(q)	“Vendors” means, collectively, all of the holders of the Vendors Shares, the Vendors Options and the Vendors Warrants, each of which are made parties to this Agreement pursuant to the Joinder Agreements.

(r)	“Vendors Shares” means the 45,993,268 Company Shares held by certain Vendors, and which represent all of the outstanding Company Shares.

(s)	“Vendors Options” means the 3,970,000 Company Options held by certain Vendors, of which 3,720,000 are exercisable at a price of $0.125 and 250,000 are exercisable at a price of $0.25, and which represent all of the outstanding Company Options.

(t)	“Vendors Warrants” means the 600,000 Company Warrants held by certain Vendors, of which 440,000 are exercisable at a price of $0.25 and 160,000 are exercisable at a price of $0.50, and which represent all of the outstanding Company Warrants.

1.2 In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	the division of this Agreement into articles, sections and other subdivisions and the use of headings are for convenience only and are not intended to define, interpret or limit the scope, extent or intent of this Agreement;

(b)	all references in this Agreement to “articles”, “sections” and other subdivisions are to the designated articles, sections or other subdivisions of this Agreement;

(c)	the words “hereof”, “hereto”, “herein”, “hereby”, “herewith” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision;

(d)	the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language is used with reference thereto);

(e)	the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e-mail;

(f)	a “day” shall refer to a calendar day, and references to a “business day” shall refer to days on which banks are ordinarily open for business in Vancouver, British Columbia, other than a Saturday or a Sunday; in calculating all time periods the first day of a period is not included and the last day is included, and if a date is or a time period ends on a day which is not a business day, such date will be extended and the time period will be deemed to expire on the next business day;

(g)	all references to "$" or “dollars” are references to the lawful currency of Canada;

(h)	any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(i)	words importing individuals include bodies corporate and other artificial entities, and vice versa; words importing gender include the other gender; words importing one form of body corporate or artificial entity include all other forms of bodies corporate or artificial entities; and words importing the singular includes the plural, and vice versa; and

(j)	the rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the construction or interpretation of any of the terms and conditions of this Agreement.

2. Purchase and Sale

2.1 Subject to the terms and conditions of this Agreement, at the Closing, each Vendor shall transfer to the Recipient one-hundred percent (100%) right, title and interest in and to their respective Vendors Shares (which in the aggregate represent all of the issued and outstanding Company Shares), Vendors Options (which in the aggregate represent all of the issued and outstanding Company Options) and Vendors Warrants (as applicable, and which in the aggregate represent all of the issued and outstanding Company Warrants), free and clear of all Adverse Interests.

2.2 In exchange for the Vendors Shares, the Vendors Options and the Vendors Warrants, the Recipient shall issue to the Vendors the Consideration Shares, the Consideration Options and the Consideration Warrants at the Closing, duly registered in accordance with the existing registers of Company Shares, Company Options and Company Warrants maintained by the Company and in such amounts as determined by adjusting the number of Vendors Shares, Vendors Options and Vendors Warrants held by each Vendor by the Exchange Ratio.

2.3 The Vendors hereby acknowledge that all Consideration Shares, Consideration Options and Consideration Warrants issued in connection with the transactions contemplated in this Agreement will be subject to hold periods prescribed by applicable securities law, and that these hold period will restrict the ability of the Vendors to trade the Consideration Shares, Consideration Options and the Consideration Warrants. The Vendors further acknowledge that certificates evidencing the Consideration Shares, the Consideration Options and the Consideration Warrants issued under this Agreement may be legended to reflect the application of these hold periods.

3. Representations and Warranties

3.1 Each of the Vendors represents and warrants to the Recipient, and acknowledges that the Recipient is relying on such representations and warranties, that as of the date of this Agreement and the Closing:

(a)	if it is not an individual, it is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, or if it is an individual, it is of full age of majority;

(b)	it has the legal power and capacity and has taken all necessary action and has obtained all necessary approvals to enter into and execute this Agreement and to carry out its obligations hereunder;

(c)	it has duly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of it enforceable against it in accordance with the Agreement's terms;

(d)	neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein by the Vendors will constitute or result in a breach of or default under, or create a state of facts which after notice or lapse of time or both will constitute or result in a breach of or default under, or will otherwise conflict with (i) if it is not an individual, its constituting documents or any resolutions of its directors, shareholders or other stakeholders, (ii) any indenture, agreement or instrument to which it is a party or by which it is bound, or (iii) any Applicable Laws or orders, rulings or other judgments or decisions of a court or regulatory authority having jurisdiction over it;

(e)	it is the registered holder and beneficial owner of one-hundred percent (100%) right, title and interest in and to its respective Vendors Shares, Vendors Options and Vendors Warrants, as applicable; it has good and marketable title to such securities free and clear of all Adverse Interests; it holds no other securities issued by the Company other than such Vendors Shares, Vendors Options and Vendors Warrants, as applicable; and it holds no right, privilege, option, warrant or agreement to purchase or otherwise acquire, directly or indirectly, any other shares in the capital of the Company, aside from any rights held pursuant to the Company Options and the Company Warrants, as applicable; and

(f)	no person has any right, privilege, option, warrant or agreement, contingent or otherwise, or any of the foregoing capable of become any right, privilege, option, warrant or agreement, to purchase or otherwise acquire, directly or indirectly, any of its respective Vendors Shares, Vendors Options or Vendors Warrants, as applicable, or any interest or entitlement therein (other than as provided by this Agreement).

3.2 The representations and warranties set out herein shall survive the Closing and, notwithstanding any investigation made by or on behalf of a party hereto and the occurrence of the Closing, shall continue in full force and effect for a period of two (2) years following the date hereof (the “Survival Period”).

4. Conditions of Closing

4.1 The Recipient shall not be obligated to complete the purchase of the Vendors Shares pursuant to this Agreement and the other transactions contemplated herein, unless each of the conditions listed below is satisfied, it being understood that the said conditions are included for the exclusive benefit of the Recipient:

(a)	the representations and warranties of the Vendors in this Agreement shall be true and correct in all material respects at the Closing;

(b)	the covenants and conditions of the Vendors and the Company to be performed and observed in this Agreement prior to or at Closing shall have been performed and observed in all material respects;

(c)	the receipt of any consents contemplated by this Agreement or otherwise necessary for this Agreement and the completion of the transactions contemplated herein, in form and content and upon such conditions, if any, acceptable to the Recipient, and all such approvals being in full force and effect;

(d)	the Company and the Recipient shall have determined the Exchange Ratio;

(e)	all holders of the Company Shares, the Company Options and the Company Warrants shall have duly executed and delivered Joinder Agreements to the Recipient; and

(f)	the Board of Directors of the Company shall have approved the transfer of the Company Shares, the Company Options and the Company Warrants contemplated in this Agreement, in accordance with the Articles of the Company.

4.2 If any condition in section 4.1 hereof has not been fulfilled or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Recipient to comply with its obligations under this Agreement, then the Recipient may, without limiting any rights or remedies available to the Recipient at law or in equity, either:

(a)	terminate this Agreement by notice to the Company; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of the non-fulfillment of any other condition for its benefit.

5. Closing

5.1 The Closing shall take place electronically on such date and time as may be agreed by the Company and the Recipient.

5.2 At Closing, the Vendors and the Company shall deliver or cause to be delivered to the Recipient the following documents:

(a)	certificates representing the Vendors Shares owned by the Vendors and duly endorsed for transfer to the Recipient;

(b)	certificates representing the Vendors Options owned by the Vendors and duly endorsed for transfer to the Recipient

(c)	certificates representing the Vendors Warrants owned by the Vendors and duly endorsed for transfer to the Recipient;

(d)	a certificate representing the Vendors Shares, duly registered in the name of the Recipient;

(e)	a certificate representing the Vendors Options, duly registered in the name of the Recipient;

(f)	a certificate representing the Vendors Warrants, duly registered in the name of the Recipient; and

(g)	such other documents and instruments in connection with the Closing as may be reasonably requested by the Recipient.

5.3 At Closing, the Recipient shall deliver or cause to be delivered to the Vendors certificates representing the Consideration Shares, the Consideration Options and the Consideration Warrants, duly registered in accordance with the existing registers of Company Shares, Company Options and Company Warrants maintained by the Company.

6. Termination

6.1 This Agreement may be terminated at any time prior to the Closing Date by the mutual agreement of the Company and the Recipient.

6.2 Upon termination of this Agreement, each party hereto shall be released from all obligations under this Agreement. Each party’s right of termination is in addition to and not in derogation or limitation of any other rights, claims, causes of action or other remedy that such party may have under this Agreement or otherwise at law or in equity with respect to such termination and any misrepresentation, breach of covenant or indemnity contained herein.

7. Notices

7.1 Any notice, communication, instrument or document required or permitted to be given under this Agreement shall be in writing and may be given by personal delivery, pre-paid, certified or registered mail, or by telecommunication, facsimile, email or other similar form of communication (in each case with electronic confirmed receipt), and such shall be deemed to have been given (i) if effected by personal delivery, or telecommunication, facsimile or other similar form of communication (with electronic confirmed receipt), at the time of delivery or electronic confirmed receipt unless such occurs after the recipient's customary business hours in which case it shall be deemed to have been given on the next business day; and (ii) if effected by mail, on the fourth business day after mailing excluding all days on which postal service is disrupted.

7.2 A party may at any time in the above manner give notice to the other parties of any change of address and after the giving of such notice the address or addresses specified will be the address of such party for the purpose of giving notice hereunder.

8. Expenses

8.1 Each of the parties hereto shall bear all expenses incurred by such party in connection with the preparation and fulfillment of this Agreement, including but not limited to the fees and expenses of their legal counsel, accountants, financial and investment advisors, brokers and finders.

9. General

9.1 This Agreement constitutes the entire agreement among the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise among the parties with respect to the subject matter herein. There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

9.2 The parties shall from time to time prior to or after Closing execute and deliver any and all such instruments and other documents and perform any and all such acts and other things as may be necessary or desirable to carry out the intent of this Agreement.

9.3 Any amendments hereto or waivers in respect hereof shall only be effective if made in writing and executed by the parties thereto. No waiver shall constitute a waiver of any other provision or act as a continuing waiver unless such is expressly provided for.

9.4 Time is of the essence of this Agreement. Any failure to exercise any rights provided for hereunder shall not, in the absence of a waiver in accordance with the terms hereof, affect the subsequent enforcement of such right.

9.5 The invalidity or unenforceability of any provision hereof shall not affect or impair the validity or enforceability of the remainder of the Agreement or any other provision hereof. In the event that any provision hereof is invalid or unenforceable in a given jurisdiction, that shall not affect the validity or enforceability of the provision in any other jurisdiction. The courts shall have the power to modify this Agreement, in a manner consistent with the intent of the parties, in order to limit the application of any such offensive provision to the maximum extent permitted by law.

9.6 This Agreement and any rights herein or hereto shall not be assigned or otherwise transferred by any party hereto without the express written consent of the other parties hereto. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.7 This Agreement shall be exclusively governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. For the purposes of all legal proceedings, this Agreement shall be deemed to have been made and performed in British Columbia, and the parties hereby irrevocably agree that the courts of the Province British Columbia shall have exclusive jurisdiction to entertain any action arising under this Agreement.

9.8 Each of the Vendors acknowledges and agrees that this Agreement has been prepared by Cassels Brock & Blackwell LLP, as legal counsel to the Company, and that at no time has Cassels Brock & Blackwell LLP provided legal advice to the Vendors, and each of the Vendors hereby acknowledge and declare that they have either sought the requisite independent legal advice in connection with the entering into of this Agreement or have waived their right thereto.

9.9 This Agreement may be executed and delivered in two or more counterparts and by facsimile and by electronic delivery. Each such counterpart, facsimile and electronically delivered copy shall be deemed to form one and the same and an originally executed instrument, bearing the date set forth on the face page hereof notwithstanding the date of execution or delivery.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

EXXEL PHARMA INC.		ASPIRE BIOSCIENCE, INC.

Per:		Per:
	Authorized Signatory		Authorized Signatory

EACH OF THE SECURITY HOLDERS OF THE COMPANY INCORPORATED AS PARTIES TO THIS AGREEMENT BY THEIR CONSENT AND JOINDER

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